Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

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HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

May 23, 2018

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Folake Ayoola, Esq., Special Counsel
Mr. Matthew Derby, Esq., Attorney-Advisor
Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Morgan Youngwood, Staff Accountant

Re:	Qtech Ltd.
Draft Registration Statement on Form F-1
Submitted April 17, 2018
CIK No. 0001733298

Ladies and Gentlemen:

On behalf of our client, Qtech Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we enclose herewith for submission on a confidential basis with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), a revised draft (the “Draft No. 3”) of the above-referenced draft registration statement on Form F-1 (the “Draft Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 3, which has been marked to show changes to the Company’s Draft Registration Statement initially confidentially submitted to the Commission on April 17, 2018 (the “April 17 Submission”).

DANIEL FERTIG     ADAM C. FURBER     IAN C. HO     ANTHONY D. KING     CELIA C.L. LAM     CHRIS K.H. LIN     JIN HYUK PARK     KATHRYN KING SUDOL     CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett
May 23, 2018

The Company has responded to the comments contained in the comment letter dated April 30, 2018 from the Staff (the “Staff”) of the Commission (the “April 30 Comment Letter”) by revising the April 17 Submission or providing explanations in response to the comments. In addition to the amendments made in response to the Staff’s comments, the Company has also revised the April 17 Submission to include other information and data to reflect new developments since the April 17 Submission and update certain other disclosures.

Set forth below are the Company’s responses to the Staff’s comments in the April 30 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Draft No. 3 where the disclosure addressing a particular comment appears.

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Overview, page 1

1.	We note your response to prior comment 3 where you state that “the Company’s user acquisition cost is lower than the cost it believes it would have incurred for relying on online advertising to acquire users.” (emphasis added) Each statement or assertion of opinion or belief must be clearly characterized as such. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 14, 101, 102 and 110 of the Draft No. 3.

Risk Factors

Our current dependence on a limited number of customers...”, page 19

2.	We note your response to prior comment 9. We are unable to agree with your analysis that your agreement with your largest customer, a third-party advertising platform, which contributed 44% of your net revenue for the year ended December 31, 2017 is not one upon which the company is substantially dependent within the meaning of Item 601(b)(10) of Regulation S-K. Accordingly, please file the relevant agreement(s) as an exhibit to the registrant statement and/or supplementally provide us with the revenue for the customer as a percentage of net revenues for the three months ended March 31, 2018. Additionally, we note your disclosure on page 75 where you state that you acquired an advertising agent in February 2018. With respect to your largest customer and Shanghai Dianguan, please revise to provide the information required by Items 4.B.6, 5.A. and 5.D of Form 20-F, including a discussion of material terms of related agreements. Finally, please consider identifying, here and on page F-36, your three largest customers that account for a significant percentage of your net revenues and/or accounts receivable, as applicable.

Simpson Thacher & Bartlett
May 23, 2018

In response to the Staff’s comment, the Company will in a subsequent submission file its agreement with the Company’s largest customer, Baidu, as an exhibit to the draft registration statement. The Company has revised the exhibit index on page II-6 of the Draft No. 3. The Company has revised the disclosure on pages 19, 77, 78 and 109 of the Draft No. 3 to include requested information as to Baidu.

The Company respectfully advises the Staff that it believes the requested information as to Shanghai Dianguan is already provided in the Draft No. 3. For example, the Company has disclosed the impact of acquiring Shanghai Dianguan as to its reliance on third-party advertising platforms such as Baidu, the amount in which Shanghai Dianguan contributed as to the Company’s total net revenue in 2017, and how Shanghai Dianguan acts as the Company’s sales agent in selling the Company’s advertising solutions on page 78 of the Draft No. 3. The Company has also disclosed that it expects Shanghai Dianguan to power its advertising solution going forward on pages 17, 75 and 108 of the Draft No. 3.

The Company respectfully advises the Staff that on page F-31 of the Draft No. 3, the Company has discussed its largest customers and advertising agents that account for a significant percentage of the Company’s total net revenue and/or accounts receivable. The Company has identified Baidu (“Customer A” on page F-31 of the Draft No. 3), its largest customer in terms of total net revenue in 2016 and 2017 and accounts receivable as of December 31, 2016 and 2017, in the forepart of the Draft No. 3.

In 2017, the Company earned 26% of its total net revenue through Shanghai Dianguan (“advertising agent E” on page F-31 of the Draft No. 3), which the Company has since acquired and is now an indirectly wholly-owned subsidiary of the Company. Therefore, the Company does not believe it is necessary to further discuss Shanghai Dianguan in this risk factor. In addition, the Company earned 13% of its total net revenue through a third party advertising agent (“advertising agent D” on page F-31 of the Draft No. 3). As the Company has terminated its relationship with such agent as of the end of 2017, the Company believes it is not meaningful to identify it. Lastly, the Company’s second and third largest customers in terms of accounts receivable (“Customer B” and “Customer C” on page F-31 of the Draft No. 3) had outstanding balance of RMB8.0 million and RMB5.9 million payable to the Company, respectively, as of December 31, 2017, representing 1.6% and 1.1% of the Company’s total net revenue in 2017, respectively. As such, the Company does not believe identifying such customers provide additional meaningful information to investors.

We rely on contractual arrangements with our consolidated VIE..., page 35

3.	We note that the VIE agreements contain provisions for the resolution of disputes through arbitration pursuant to PRC laws. Please expand your disclosure to discuss the impact, if any, of these provisions on shareholders’ rights to pursue claims under the Unite States federal securities laws.

Simpson Thacher & Bartlett
May 23, 2018

The Company respectfully advises the Staff that the arbitration provisions in the VIE agreements will only apply to claims between the parties thereunder as to matters arising from the VIE agreements, and holders of the Company’s ordinary shares are not parties to such agreements. As such, the arbitrations provisions have no effect on the rights of the Company’s shareholders to pursue claims against the Company under United States federal securities laws.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 36 and 69 of the Draft No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Share-based Compensation and Valuation of Our Ordinary Shares, page 82

4.	We note your responses to prior comments 12 and 13. We may have additional comments when you update your filing for the fair value of ordinary shares in a subsequent submission.

The Company acknowledges the Staff’s comment.

Results of Operations, page 88

5.	We note your response to prior comment 14. Please revise to provide price and volume disclosures such as the number of paid clicks or impressions and average cost per click or per thousand views for each period presented, and include an analysis of any trends or uncertainties. We refer you to Part I, Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has added the requested disclosure on page 89 of the Draft No. 3 to include information as to the total number of clicks on advertisements on the Company’s platform and revenue per click. The Company respectfully advises the Staff that the Company charges its advertising services mainly on a cost-per-click, or CPC, basis, and in certain circumstances, on a cost-per-thousand-impressions, or CPM, basis. For services charged on CPM basis, the Company believes its advertising customers’ willingness to spend and the Company’s advertising revenue are still ultimately affected by the clicks generated from the impressions. As such, the Company believes the total number of clicks (regardless whether it is charged on CPC or CPM basis) reflects the volume of our advertising services and the revenue per click reflects the average price charged to advertising customers.

Industry Overview

Description of American Depositary Shares, page 152

Simpson Thacher & Bartlett
May 23, 2018

6.	We note from your risk factor disclosure on page 54 that the deposit agreement contains a provision that permits the depositary to elect to resolve any dispute under the deposit agreement through arbitration. Please expand the description of the ADSs to clarify whether, and if so how, this provision affects the rights of your ADS holders to pursue claims under United States federal securities laws.

The Company respectfully advises the Staff that the arbitration provision expected to be included in the deposit agreement will only apply to claims between the parties thereunder as to matters arising from the deposit agreement. As such, the arbitration provision has no effect on ADS holders’ rights to pursue claims against the Company under United States federal securities laws.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 159 of the Draft No. 3.

Note 19. Subsequent events, page F-46

7.	We note your response to prior comment 24. Please revise to clarify whether you will recognize US$128.4 million as compensation expense during the quarter in which this offering is completed. In this respect, we note from your disclosures that prior to the end of the vesting periods, all the remaining restricted shares shall vest immediately and no longer constitute restricted shares upon a Deemed Liquidation Event or IPO.

The Company respectfully advises the Staff that US$128.4 million was the estimated fair value of the entire new grant of the 15,937,500 restricted shares on January 3, 2018. The US$128.4 million will be recognized as compensation expenses over the vesting periods from 24 months to 34 months starting in January 2018. When a Deemed Liquidation Event or IPO happens prior to the end of the vesting periods, the entire remaining unrecognized compensation expenses out of US$128.4 million will be expensed immediately in the quarter when such Deemed Liquidation Event or IPO happens. The clarification has been added on page F-46 of the Draft No. 3.

8.	We note your response to prior comment 25. Please explain in greater detail the terms and conditions associated with the cooperation agreement. In this regard, tell us how long the cooperation agreement will remain in effect and describe the payment terms associated with the service fee. Clarify the portion of your response that indicates the investor will charge you on a cost per time basis.

The Company respectfully advises the Staff that the cooperation agreement will expire in March 2021. The cooperation agreement requires the Company to prepay the total amount of services fees of RMB31.5 million (US$4.8 million) within ten business days after the date of the agreement, and the Company has fully prepaid such service fees.

The Company further respectfully advises the Staff that the total amount of services fees is comprised of (i) RMB22.0 million (US$3.4 million) to be charged on a cost per

Simpson Thacher & Bartlett
May 23, 2018

download basis for download of the Company’s mobile application and (ii) RMB9.5 million (US$1.4 million) to be charged on a cost per time basis for placement of advertisements.

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Simpson Thacher & Bartlett
May 23, 2018

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Eric Siliang Tan, Chairman
Lei Li, Director and Chief Executive Officer
Jingbo Wang, Chief Financial Officer
Qtech Ltd.

Daniel Fertig
David Lee
Simpson Thacher & Bartlett

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Jie Zhu
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